Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 30, 2012, relating to the financial statements and financial statement schedule of CB Richard Ellis Realty Trust and subsidiaries, now operating as Chambers Street Properties and subsidiaries, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Accounting Standards Update No. 2011-05 Presentation of Comprehensive Income as of January 1, 2011), and the effectiveness of CB Richard Ellis Realty Trust and subsidiaries’, now operating as Chambers Street Properties and subsidiaries, internal control over financial reporting, appearing in the Annual Report on Form 10-K of CB Richard Ellis Realty Trust and subsidiaries for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

February 7, 2013